UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMPCO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45255W106

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

1501 Fourth Avenue, Suite 2600

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mariano Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 882,040 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 882,040 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pier Antonio Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 742,781 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 742,781 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruna Giachino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 88,628 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 88,628 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carla Borgogno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 88,628 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 88,628 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of IMPCO Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 16804 Gridley Place, Cerritos, California.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Borgogno (the “Filing Persons”). Mariano Costamagna and Pier Antonio Costamagna are adult brothers, each of whom own shares individually. Bruna Giachino and Carla Borgogno are the respective spouses of Mariano Costamagna and Pier Antonio Costamagna. In the aggregate the Filing Persons own 9.7% of the common stock of the Company. Each of the Filing Persons disclaims beneficial ownership of the shares owned by the other Filing Persons.

(a), (b), (c) and (f) – Each of the Filing Persons is an Italian citizen, with a business address of c/o Avv. Marco Di Toro, Corso Stati Uniti 62, 10128, Torino, Italy. Mariano Costamagna is President and Chief Executive Officer of the Company. Pier Antonio Costamagna is a non-executive employee of the Company’s unconsolidated affiliate, M.T.M., S.r.l. (“MTM”).

(d) and (e) – During the last five years, none of these persons has been convicted in a criminal proceeding, and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 3, 2002, the Company entered into the Option Agreement attached as Exhibit 99.2 with the Filing Persons, who are controlling shareholders of B.R.C. Societá Responsabilitá Limitata (“BRC”) under which the Company was granted an option to acquire a 50% ownership interest in BRC in exchange for a $1.5 million payment and the issuance of approximately 2.3 million shares of the Company’s common stock to the Filing Persons. BRC is the parent company of MTM, which is a global supplier for alternative fuel products and systems used in automobiles. On November 29, 2002, the Company issued an aggregate of approximately 2.3 million shares of its common stock to the Filing Persons pursuant to the terms of the Option Agreement. The Company exercised its option and made the $1.5 million payment in a series of related transactions between January 31, 2003 and July 29, 2003.

ITEM 4. PURPOSE OF TRANSACTION

Each of the Filing Persons holds the shares for investment purposes.

On October 22, 2004, the Company, BRC, Mariano Costamagna and Pier Antonio Costamagna, each of whom currently owns 25% of the equity interest of BRC, entered into an Equity Purchase Agreement pursuant to which the Company has agreed to purchase a 50% equity interest in BRC from the two individuals in exchange for approximately $10 million and 5,098,284 shares of the Company’s common stock.

The closing of the acquisition is subject to certain conditions, including approval of the Company’s shareholders and the Company’s completion of an equity financing with proceeds to the Company of $15 million.

In connection with the acquisition, the Company entered into an employment agreement with Mariano Costamagna dated December 22, 2004 pursuant to which he became the Company’s Chief Executive Officer as of December 31, 2004, for a term continuing until May 31, 2009.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Pier Antonio Costamagna is the direct beneficial owner of 742,781 shares, or approximately 4.0% of the 18,678,227 shares outstanding as of November 30, 2004 (the “Outstanding Shares”). Mariano Costamagna is the direct beneficial owner of 882,040 shares, or approximately 4.7% of the Outstanding Shares. Bruna Giachino and Carla Borgogno each hold 88,628 shares acquired pursuant to the Option Agreement.

(b) Each of the Filing Persons has the sole power to vote and dispose of the shares held by them individually.

(c) Mariano Costamagna sold 86,000 shares of common stock in a series of transactions between December 13 and December 16, 2004. Other than as so stated, the Filing Persons have not effected any transactions in the Company’s common stock during the past sixty days.

(d) Each of the Filing Persons has the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares held by him or her.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Filing Persons has entered into the Option Agreement attached as Exhibit 99.2 and the Lock-Up Agreement attached as Exhibit 99.3 which restrict the transfer and sale of the shares owned by the Filing Persons.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement

Exhibit 99.2:	Option Agreement (incorporated by reference to the Company’s Form 10-Q for the quarter ended October 31, 2002)

Exhibit 99.3:	Lock-Up Agreement

Exhibit 99.4:	Equity Interest Purchase Agreement (incorporated by reference to the Company’s Form 8-K dated October 22, 2004)

Exhibit 99.5:	Amended and Restated Employment Agreement (incorporated by reference to the Company’s Form 8-K dated December 29, 2002)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2005

/s/ MARIANO COSTAMAGNA Mariano Costamagna	/s/ GIACHINO Bruna Bruna Giachino

/s/ PIER ANTONIO COSTAMAGNA Pier Antonio Costamagna	/s/ BORGOGNO Carla Carla Borgogno